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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/05_____ AND ENDING_____12/31/05_____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belle Haven Investments, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Greenwich Office Park

                                 (No. and Street)

Greenwich   CT   06831

    (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Cavanagh   (203) 629-4772

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

                                (Name – if individual, state last, first, middle name)

3000 Marcus Avenue   Lake Success   NY   11042-1066

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountants
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I___Kevin Cavanagh_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Belle Haven Investments, L.P._____ , as of __December 31_____, 2005____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_Executive Vice President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BELLE HAVEN INVESTMENTS, L.P. AND SUBSIDIARY
(A LIMITED PARTNERSHIP)

****

Consolidated Statement of Financial Condition

December 31, 2005

****

BELLE HAVEN INVESTMENTS, L.P. AND SUBSIDIARY
(A LIMITED PARTNERSHIP)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 172,494
Receivable from broker-dealers	266,160
Securities owned:	
Marketable, at market value	6,162,917
Not readily marketable, at estimated fair value	171,776
Secured demand note	1,000,000
Accounts receivable, net of allowance	45,098
Interest receivable	92,418
Furniture, equipment and leasehold improvements, net	104,787
Other assets	483,082
	$ 8,498,732

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Payable to clearing broker	$ 4,598,961
Payable to former partner	947,556
Accrued expenses and other liabilities	265,541
	5,812,058
Liabilities subordinated to claims of general creditors	1,000,000
Commitments	
Partners' capital	1,686,674
	$ 8,498,732

The accompanying notes are an integral part of this consolidated financial statement.

1. **ORGANIZATION:**

    Belle Haven Investments, L.P. (the "Company") is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc., specializing primarily in U.S. government, municipal and equity securities.

    The Company operates under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the agreement.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

    Basis of Presentation:

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BH Sales & Marketing LLC (the "Subsidiary"). BH Sales & Marketing LLC provides liquidation services to manufacturers with excess inventories. Income from this activity is reflected in income from other operations on the statement of operations. All material intercompany balances and transactions have been eliminated in consolidation.

    Revenue Recognition:

    Securities and commodities transactions and the related revenue and expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

    Use of Estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Securities Owned:

    Trading and investment securities, consisting primarily of state and municipal obligations and corporate stocks, are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management at an amount not greater than cost. Unrealized gains or losses are reflected in trading revenue.

Accounts Receivable:

Accounts receivable consist of trade receivables recorded at original invoice amount. Trade credit is generally extended on a short-term basis; thus, trade receivables do not bear interest although a finance charge may be applied to receivables that are past due. Trade receivables are periodically evaluated for collectibility based on past credit history with customers and their current financial condition. The Company generally does not require collateral for trade receivables. Accounts receivable that are deemed uncollectible are offset against the allowance for doubtful accounts.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Merchandise Inventory:

Merchandise inventories are valued at the lower of cost (determined on a first-in first-out basis) or market. Merchandise inventory amounting to $206,785 is included in other assets on the consolidated statement of financial condition. Included in accrued expenses and other liabilities are inventory purchases amounting to $23,310.

Income Taxes:

As a partnership, the Company is not itself liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company. The Subsidiary is taxed as a partnership, and its distributive share of partnership income or loss is reportable on the Company's tax return.

Guaranteed Payments to Partners:

Guaranteed payments to partners that are intended as compensation for service rendered are accounted for as expenses of the Company rather than as allocations of partnership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the partnership, but rather, as part of the allocation of net income.

Cash and Cash Equivalents:

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. **SECURITIES OWNED:**

Securities owned consist of trading and investment securities as follows:

State, municipal, and U.S. Government obligations	$	5,530,327
Corporate debt		599,802
Equities		32,788
	$	6,162,917

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2005, these securities at estimated fair values consist of the following:

Corporate stock	$	168,976
Collateralized mortgage obligations		2,800
	$	171,776

4. **FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:**

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$	448,104
Leasehold improvements		80,425
		528,529
Accumulated depreciation and amortization		423,742
	$	104,787

5. **LINE OF CREDIT:**

The Subsidiary has a $500,000 revolving line of credit with Bank of America, N.A. Borrowings under the line bear interest at the bank's prime rate plus 1% per annum. The stated interest rate is 8.25% at December 31, 2005. Borrowings under the line are secured by all of the Subsidiary's assets and are personally guaranteed by partners of the Company. There were no advances against this line at December 31, 2005.

6. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:**

The borrowings under subordination agreements at December 31, 2005 are as follows:

Secured demand Notes Collateral Agreement 14%, due April 30, 2006	$	550,000
Secured demand Notes Collateral Agreement 14%, due April 30, 2006		450,000
	$	1,000,000

The loans are subordinated to claims of all general creditors and have been approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In addition, the Company must satisfy the debt-equity ratio requirement that the ratio not exceed 70% for a period in excess of 90 days. At December 31, 2005, the Company's debt-equity ratio was 37%.

7. PAYABLE TO CLEARING BROKER:

The payable to clearing broker consists of the following:

Payable to clearing broker	$ 5,140,557
Transactions not yet due for settlement	(541,596)
	$ 4,598,961

8. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2005, the Company had net capital, as defined, of $921,225, which exceeded its required net capital of $100,000 by $821,225. At December 31, 2004, the Company had aggregate indebtedness of $1,180,211. The ratio of aggregate indebtedness to net capital was 1.28 to 1.

9. LEASES:

The Company is obligated under an operating lease agreement for its office premises. The lease originally set to expire June 30, 2004 at an annual rental of $169,053 was extended through August 31, 2008 at a rate of $213,540. The lease is subject to escalation charges based on increases in real estate taxes and common area maintenance. Future minimum annual rental payments are as follows:

Year Ending
December 31,

2006	$	213,540
2007		213,540
Thereafter (8 months)		142,360
	$	569,440

10. **SECTION 401(k) PLAN:**

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company does not match employee deferrals.

11. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:**

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company's trading activities include the purchase and sale of commodities futures and option contracts. These transactions are executed at another broker and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company transacts its business with customers located throughout the United States.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2005, no amounts exceeded FDIC limits.

12. **LETTER OF CREDIT:**

In lieu of a security deposit for the rental of its Connecticut office, the Company obtained an irrevocable letter of credit. This letter of credit expires at the end of the lease on August 31, 2008 to coincide with the lease extension. The amount available under the letter of credit is $38,658.

13. PAYABLE TO FORMER PARTNER:

As of October 3, 2005, a substantial equity partner resigned from the Company. The Company has agreed to pay him $947,556, which includes the former partner's capital account of $870,514, for his limited partnership interest in the Company and the commissions due to him, as follows:

A total of $627,874 will be paid upon execution of the separation agreement.

$69,764 will be paid within 10 days following the Company's receipt of the audited financial statements.

$100,000 is to be paid within 5 business days of March 31, 2007, plus simple interest thereon at a rate of 4% per annum, commencing from January 1, 2006 and running through March 31, 2007 (the "Contingent Reserve").

Also, upon execution of the separation agreement, the remaining partners will pay the former partner for his share of the remaining balance due, and he will obtain a limited partnership interest in certain investments of the Company.

All or any portion of the Contingent Reserve may be applied by the Company to satisfy any claim that may arise out of the actions or omissions of the former partner while he was associated with the Company.

****

The Company's Consolidated Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

****

To the Board of Directors
Belle Haven Investments L.P.

We have audited the accompanying consolidated statement of financial condition of Belle Haven Investments L.P. and Subsidiary as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Belle Haven Investments L.P. and Subsidiary as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
_____
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 28, 2006